wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t. +44 (0)131 272 7000
f +44 (0)131 272 7001
e. sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

27 August 2007

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 28 July and 24 August 2007 (inclusive)

- Notification relating to acquisition of shares by employees share trust
- Notification in relation to voting rights and capital
- Notification of major interests in shares
- Share purchase by directors

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) (returns of allotments of shares on exercise of share options)

3. Documents submitted to the Financial Services Authority

- Interim results for half year ended 1 July 2007

Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	11:43 01-Aug-07
Number	3183B

RNS Number:3183B
Wolfson Microelectronics PLC
01 August 2007

Edinburgh, 1 August 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 1 August 2007 by the No. 1 Trust that, on 31 July 2007, the No. 1 Trust purchased 1,463,491 ordinary shares of 0.1 pence each in the Company at a price of £2.85 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 2,937,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

END

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2007 AUG 20 A 9:24

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting Rights
Released	11:50 01-Aug-07
Number	3200B

wolfson microelectronics

RNS Number:3200B
Wolfson Microelectronics PLC
01 August 2007

Edinburgh, 1st August 2007

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 117,828,449 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 117,828,449.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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7001 AUG 20 A 8:24

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	10:17 03-Aug-07
Number	4909B

RNS Number:4909B
Wolfson Microelectronics PLC
03 August 2007

3 August 2007

Wolfson Microelectronics plc

(the "Company")

Notification of Interest

The Company was notified on 2 August 2007 that Artemis Investment Management Limited and certain of its investment clients hold 11,460,682 ordinary shares in the Company, representing 9.82% of the issued share capital of the Company.

The holding is registered as follows:

Name of shareholder	Shares Held	% Interest
Artemis Special Situations	4,723,522	4.05
Akzo Nobel	658,016	0.56
Artemis New Enterprises	132,063	0.11
Artemis UK Smaller Companies	2,528,536	2.18
Barclays Smaller Companies	185,001	0.16
Barclays UK Opportunities	517,896	0.44
BAE Systems 2000 Pension Plane Trustees Limited	66,415	0.06
BAE Systems Pension Funds CIF Trustees Limited	141,584	0.12
Artemis Institutional Special Situations	831,113	0.71
L & G (Barclays)	332,695	0.28
Pearson	687,766	0.59
Prudential	656,075	0.56
Total Ordinary Shares	11,460,682	9.82

Enquiries

Mark Cubitt 0131 272 7000

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:01 06-Aug-07
Number	5570B

RNS Number:5570B
Wolfson Microelectronics PLC
06 August 2007

6 August 2007

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Directors

Wolfson was today notified of the following share purchases by Dave Shrigley and Mark Cubitt, who are both directors of the Company:

On 3 August 2007, David Shrigley, Chief Executive, purchased 9,200 ordinary shares in the Company at $5.44 (267 pence) per share. Following the purchase, Mr Shrigley's total holding increased to 24,200 ordinary shares, representing 0.02% of the issued share capital of the Company.

On 3 August 2007, Mark Cubitt, Finance Director, purchased 40,000 ordinary shares in the Company at 264 pence per share. Following the purchase, Mr Cubitt's total holding increased to 95,707 ordinary shares, representing 0.08% of the issued share capital. (Of which 40,707 are held beneficially as joint owner under terms of the Wolfson Microelectronics 2006 Executive Shared Award Ownership Plan)

This notification is given in accordance with the DTR3.1.2R of sections 324 to 328 of the Companies Act 1985.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
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RECEIVED

2007 AUG 30 A 8:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:01 15-Aug-07
Number	1137C

RNS Number:1137C
Wolfson Microelectronics PLC
15 August 2007

15 August 2007

Wolfson Microelectronics plc
(the "Company")

Notification of Interest

The Company was notified on 14 August 2007 that Legal & General Group Plc hold 4,913,979 ordinary shares in the Company, representing 4.17% of the issued share capital of the Company.

Enquiries:

Wolfson Microelectronics
Mark Cubitt, Finance Director 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:01 15-Aug-07
Number	1139C

RNS Number:1139C
Wolfson Microelectronics PLC
15 August 2007

15 August 2007

Wolfson Microelectronics plc
(the "Company")

Notification of Interest

The Company was notified on 13 August 2007 that Artemis Investment Management Limited and certain of its investment clients hold 10,806,190 ordinary shares in the Company, representing 9.17% of the issued share capital of the Company.

Equiries:

Wolfson Microelectronics
Mark Cubitt, Finance Director 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

RECEIVED

2007 AUG 30 A 9:2?

?? OF ?? COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

- Shares allotted (including bonus shares):
  (see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	06	08	2007
To	10	08	2007

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	3,625	38,541	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	173.25 PENCE	204.5 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

- If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) DAVID SINAI Address 36 (1F4) BRIDGE ROAD EDINBURGH UK Postcode EH13 0LQ	ORDINARY	41,562
Name(s) PAULINE BOYLE Address 23 OLDWOOD PLACE LIVINGSTON, WEST LOTHIAN UK Postcode EH54 6UJ	ORDINARY	604
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13 AUGUST 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 089389

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	08	2007	03	08	2007.

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,444		
Nominal value of each share	0·1 PENCE		
Amount (if any) paid or due on each share *(including any share premium)*	204·5 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ANDREW CRINGEAN Address 24 CARFRAE PARK EDINBURGH UK Postcode EH4 3SN	Class of shares allotted ORDINARY	Number allotted 2,444
Name DAVID DEARN Address 9 PARK CLOSE, MALMESBURY WILTSHIRE UK Postcode SN16 0EB	Class of shares allotted ORDINARY	Number allotted 6,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/8/2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number SC 089389

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	07	2007	31	07	2007

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	47,500	181,500	100,000
Nominal value of each share	0·1 PENCE	0·1 PENCE	0·1 PENCE
Amount (if any) paid or due on each share *(including any share premium)*	40·0 PENCE	75·0 PENCE	20·0 PENCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 089389

Company name in full WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	24	31
Month	07	07
Year	2007	2007

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	31,687	36,676	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share *(including any share premium)*	173.25 PENCE	204.50 PENCE	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

...es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name: ANDREW CRINGEAN Address: 24 CARFRAE PARK EDINBURGH UK Postcode: EH4 3SN	ORDINARY	397,363
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 31/7/2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Interim Report

for the period ended 1 July 2007

About Wolfson

Wolfson Microelectronics plc (LSE: WLF.L) is a leading global provider of high performance, mixed-signal semiconductors to the consumer electronics market.

Renowned internationally for our high performance audio and ultra low power consumption, Wolfson delivers the audio and imaging technology at the heart of some of the world's most successful digital consumer goods. Applications which include mobile phones, MP3 players, digital cameras, flat panel televisions, gaming consoles, Hi-Fis, all-in-one printers and scanners, and DVD players and recorders.

Wolfson technology enables exciting new user experiences, connecting the digital world to the human senses. If a digital product can capture an image or play a sound Wolfson aims to have a product that will allow it to perform these tasks better.

Wolfson's headquarters are in Edinburgh, UK, where we employ some of the most experienced and innovative designers and engineers in the industry. Our customers are located worldwide and so are our sales and engineering teams with offices in the USA, Japan, China, Taiwan, Korea, Singapore and India. We pride ourselves on the level of service we offer our customers, with both engineering and sales support available right across the global network.

Financial and operational highlights

Second quarter 2007 highlights:

Revenues at the top end of guidance at $49.5m
(Q2 2006: $47.7m)

Gross margin improved to 52.8%
(Q2 2006: 51.6%)

Fully diluted earnings per share was 5.0 cents
(Q2 2006: 7.0 cents)

Net cash balance at 1 July 2007 increased to $111.1m

First half 2007 highlights:

Pre-tax profits were $12.5m (H1 2006: $22.0m) **reflecting increased investment in R&D and Sales & Distribution to pursue continued product leadership and widening technology offering (AudioPlus™)**

Fully diluted earnings per share amounted to 7.6 cents
(H1 2006: 13.5 cents)

Growing presence in handset segment including next generation multi-media handsets and market share growth in Korean manufacturers

Continued strong position in the Portable Media Players (PMP) market

Strong growth in other segments including Portable Navigation Devices (PND), Flat Panel TV (FPTV) and automotive

Wolfson benefited from a pick-up in most of the end markets in the second quarter. This is expected to continue through the seasonal ramp in the third quarter. With the order backlog at its highest level, Wolfson is set for the best revenue quarter in its history and therefore remains confident of delivering current revenue expectations for the full year.

Dave Shrigley Chief Executive Officer

Overview

Wolfson is pleased to report revenues at the top end of its guidance as the Company saw a solid recovery in the second quarter. Excess inventory was used up in the channels and some customers prepared to launch new products in the market.

For the half year, revenues were $89.6m (H1 2006: $93.6m). Pre-tax profits were $12.5m (H1 2006: $22.0m) reflecting increased investment in R&D and Sales & Distribution. These were adversely impacted by sterling strength against the US dollar, which increased total overheads by $2.3m compared to the prior first half year. Gross margin for the half was 52.8% (H1 2006: 51.2%). Fully diluted earnings per share amounted to 7.6 cents (H1 2006: 13.5 cents).

For the second quarter, revenues grew by 23% sequentially and 4% compared with the corresponding period last year. Gross margin in the second quarter at 52.8% was comparable with the first quarter, against 51.6% in the corresponding period last year. Fully diluted earnings per share was 5.0 cents (Q2 2006: 7.0 cents).

Outlook

- **Current backlog at record levels reflecting strong broad based bookings ramp through Q2 2007**
- **Q3 2007 revenue forecast of $63-68m**
- **Gross margin expected to remain around 53%**
- **Confident of delivering current full year revenue expectations**

The quarter and half year results are summarised in the tables below:

Quarter Results Summary

	Q2 2007 $'000	Q2 2006 $'000	Q1 2007 $'000
Revenue	**49,458**	47,678	40,164
Gross profit	**26,122**	24,624	21,231
Distribution and selling costs	**(5,257)**	(4,523)	(5,511)
Research and development expenses	**(10,061)**	(7,254)	(9,179)
Administrative expenses	**(3,730)**	(1,983)	(3,357)
Operating profit	**7,074**	10,864	3,184
Net financing income	**1,142**	636	1,142
Profit before tax	**8,216**	11,500	4,326
Income tax expense	**(2,275)**	(3,182)	(1,220)
Profit for the period	**5,941**	8,318	3,106

Half Year Results Summary

	H1 2007 $'000	H1 2006 $'000
Revenue	**89,622**	93,576
Gross profit	**47,353**	47,880
Distribution and selling costs	**(10,768)**	(8,993)
Research and development expenses	**(19,240)**	(13,670)
Administrative expenses	**(7,087)**	(4,610)
Operating profit	**10,258**	20,607
Net financing income	**2,284**	1,424
Profit before tax	**12,542**	22,031
Income tax expense	**(3,495)**	(6,012)
Profit for the period	**9,047**	16,019

Operational review

Wolfson returned to growth in the second quarter as consumer electronics companies prepared to launch new products and inventory correction was completed.

Design win momentum remains strong across all business segments. The top 10 customers accounted for 56% of overall revenues in the first half, broadly similar to the equivalent period last year.

Revenues in the portable segment were $63.8m (H1 2006: $65.9m), revenues in the consumer segment were $16.2m (H1 2006: $15.9m) and revenues from imaging segment were $9.6m (H1 2006: $11.8m).

The AudioPlus™ Power Management product received its first volume order from a major customer, setting up its emergence into the market in Q4 2007. A second product will be sampled later this year and the Company has further follow-on products in development.

The Company made good progress in increasing its market share with its two largest Asian handset manufacturer customers, which account for approximately 21% of the global market, and remain a key element of the Company's growth strategy. In the first half, revenues from these manufacturers were approximately 14% of overall sales compared to 10% in the corresponding period last year.

As predicted, demand for PMP improved in the second quarter and revenues in this application were approximately 14% higher than the previous quarter. However, the first quarter inventory correction ensured that PMP revenues in the first half were 13% lower than the equivalent period last year.

The Company benefited from the continuing demand for satellite navigation systems (PND), with growth of 105% on H1 2006, where Wolfson's products are incorporated into devices of substantially all the leading manufacturers.

The growth in the consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, was primarily due to growth in revenues from flat panel TVs and automotive markets. Revenues from these applications now represent approximately 5% and 3% respectively of overall revenues in H1 2007.

The game console market saw a tripling in sales in the second quarter compared with the first quarter, albeit from a small base, with encouraging signs that this recovery will continue in the second half. The Multi-Function Peripherals (MFP) market declined by 25% on H1 2006. Some recovery of this is forecast in the second half as we go through a product renewal cycle.

Financial review

Half year ended 1 July 2007

Revenue for H1 2007 amounted to $89.6m compared to $93.6m in H1 2006, a year on year decline of 4%. This reflects the weak Q1 2007 with a recovery in Q2 2007, as excess inventory was used up in the channels and some customers prepared to launch new products in the market.

Gross profit for the H1 2007 was $47.4m, down 1% from $47.9m in H1 2006. The gross margin of 52.8% compared to 51.2% in H1 2006, an increase of 160 basis points through a combination of cost reductions and operating efficiencies offsetting average selling price pressure.

Research and development expenses in H1 2007 were $19.2m, up 41% year on year (H1 2006: $13.7m). Research and development expenditure as a percentage of revenues in H1 2007 was 21% compared to 15% in H1 2006. This increase was due mainly to headcount, reflecting investment to pursue continued product leadership, a widening technology offering (AudioPlus™) and the adverse impact of foreign exchange.

Distribution and selling expenses in H1 2007 amounted to $10.8m or 12% of revenue compared to $9.0m or 10% of revenue in H1 2006.

Administrative expenses in H1 2007 were $7.1m or 8% of revenue, compared to $4.6m or 5% of revenue in H1 2006. A major element of this being the increased expense associated with the strengthening of the management team.

Total overheads in H1 2007 of $37.1m compares to $27.3m in H1 2006, an increase of $9.8m or 36%. An analysis of the rise is given in note 6 of this interim report, with the principal drivers being increased headcount (343 v 273), sterling strength against the dollar (1.975 v 1.78) and increased IFRS 2 option costs.

Operating profit in H1 2007 was $10.3m or 11.4% of revenue, compared to $20.6m or 22% of revenue in H1 2006. The decline reflects the higher overheads explained above, with a strong recovery forecast for the second half of the year as revenues ramp and the Company benefits from its operational gearing.

It is anticipated that the total effective tax rate for 2007 will be approximately 28% principally reflecting the availability of tax allowances on research and development expenditure. However, the amount of current tax payable is reduced by tax relief in respect of gains arising on the exercise of share options by employees.

Fully diluted earnings per share amounted to 7.6 cents in H1 2007 compared to 13.5 cents in H1 2006.

Cashflow and Balance Sheet

Cash and short-term deposits amounted to $111.1m at 1 July 2007 compared to $103.3m at 1 April 2007 and $99.4m at 31 December 2006. In H1 2007 $3.2m was paid on the acquisition of Oligon in January 2007 and $9.8m was paid in February 2007 to purchase shares to cover option grants.

In H1 2007 net cash inflow from operating activities amounted to $24.2m compared to $15.5m in H1 2006.

Cash outflow on capital expenditure was $2.0m in H1 2007 compared to $3.8m in H1 2006. However, included within creditors at 1 July 2007 is $3.7m related to capital items, mainly being new test equipment.

The value of inventories held at 1 July 2007 was $23.9m compared to $20.5m at 1 April 2007 and $24.7m at 2 July 2006. Inventory levels at 1 July 2007 are considered to be adequate to meet the expected seasonal increase in demand in Q3 and represents 97 days.

Trade and other receivables amounted to $30.6m at 1 July 2007 compared to $24.9m at 1 April 2007 and $28.9m at 2 July 2006. The average number of days sales outstanding at 1 July 2007 was 44 days compared to 42 days at 1 April 2007.

Trade and other payables amounted to $29.6m at 1 July 2007 compared to $20.8m at 1 April 2007. The average number of days purchases outstanding at 1 July 2007 was 82 days compared to 70 days at 1 April 2007.

Strategy update

AudioPlus™ Strategy

The Wolfson brand is known for high fidelity audio quality and performance and the Company's ultra high performance flagship products are employed by the world's leading high-end Hi-Fi manufacturers. Bringing this same leadership audio capability to portable and consumer devices makes Wolfson a supplier of choice for many of the world's tier 1 consumer Original Equipment Manufacturers (OEMs).

Building upon this audio foundation, Wolfson has developed its AudioPlus™ growth strategy. Adding incremental mixed-signal products that comprise key elements of the audio signal chain, the Wolfson strategy enables new or improved end user experiences and more highly optimised – lower cost solutions.

The first phase of Wolfson's growth strategy, the AudioPlus™ Power Management product, will enter the market place in Q4 2007. The second phase of the growth strategy is AudioPlus™ MEMS technology for silicon microphone products, spearheaded by the acquisition of Oligon in January. Products are expected to enter the market place in 2008.

The third phase is enabled through the acquisition of Sonaptic Limited ("Sonaptic"), adding acoustic technology to the Wolfson AudioPlus™ strategy.

- **First volume order received for the AudioPlus™ Power Management chip**
- **AudioPlus™ MEMS microphone progressing well with strong customer interest**

Acquisition

The Company acquired Sonaptic on 23 July 2007 for an initial consideration of $24.8m.

Sonaptic is a world leading provider of advanced micro-acoustic technologies based on more than 12 years of research by Sonaptic's founders. Sonaptic technology and expertise includes advanced active noise cancellation, sound enhancement, 3D sound, and acoustic echo cancellation for consumer electronic applications.

The acquisition will provide the third part of Wolfson's AudioPlus™ growth strategy which is aimed at building on Wolfson's world class position in high fidelity audio semiconductors. The acquisition will enable Wolfson to offer advanced active noise cancellation, sound enhancement, 3D sound, and acoustic echo cancellation in combination with its existing high quality, low power audio products for consumer electronic applications. These include PMP, mobile handsets, portable gaming consoles, FPTV, PND and automotive applications.

Wolfson expects the first new products to be ready by the middle of 2008 with revenues being generated from end H2 2008. Sonaptic acoustic technology will be added into existing Wolfson products and completely new chips providing dedicated functions such as noise cancellation. It is anticipated the acquisition will be accretive, after amortisation, from 2009.

- **Best in class acoustic technology is being acquired with Sonaptic Ltd., which will enable dramatic improvements to the user experience in handsets and virtually all focus market segments**
- **Acquisition increases the size of Wolfson's addressable markets, particularly in the mobile, PND and TV space by broadening its customer, product and geographic base**
- **Expected to be accretive, after amortisation, from 2009**

Outlook

Wolfson has a broad customer base and benefited from a pick up in most of the end markets in the second quarter and this is set to continue as the Company expects to benefit from a strong seasonal ramp up in demand during the third quarter.

The Company ended the second quarter with sales order backlog at its highest ever level and the Company is set for the best revenue quarter in its history. Revenues in the third quarter are expected to be in the range $63m – $68m and gross margins are anticipated to remain around 53%. As a result, the Company is confident of delivering to current full year revenue expectations.

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Consolidated income statement
for the period ended 1 July 2007

	Notes	Q2 2007 Period from 2 Apr 2007 to 1 Jul 2007 (Unaudited) $'000	Q2 2006 Period from 3 Apr 2006 to 2 Jul 2006 (Unaudited) $'000	Q1 2007 Period from 1 Jan 2007 to 1 Apr 2007 (Unaudited) $'000	H1 2007* Period from 1 Jan 2007 to 1 Jul 2007 (Unaudited) $'000	H1 2006 Period from 1 Jan 2006 to 2 Jul 2006 (Unaudited) $'000	Year ended 31 Dec 2006 (Audited) $'000
Revenue	2	**49,458**	47,678	40,164	**89,622**	93,576	204,133
Cost of sales		**(23,336)**	(23,054)	(18,933)	**(42,269)**	(45,696)	(98,425)
Gross profit		**26,122**	24,624	21,231	**47,353**	47,880	105,708
Distribution and selling costs		**(5,257)**	(4,523)	(5,511)	**(10,768)**	(8,993)	(21,231)
Research and development expenses		**(10,061)**	(7,254)	(9,179)	**(19,240)**	(13,670)	(33,285)
Administrative expenses		**(3,730)**	(1,983)	(3,357)	**(7,087)**	(4,610)	(10,055)
Operating profit	2	**7,074**	10,864	3,184	**10,258**	20,607	41,137
Financial income		**1,487**	1,172	1,457	**2,944**	2,323	4,830
Financial expenses		**(345)**	(536)	(315)	**(660)**	(899)	(1,397)
Net financing income		**1,142**	636	1,142	**2,284**	1,424	3,433
Profit before tax		**8,216**	11,500	4,326	**12,542**	22,031	44,570
Income tax expense	3	**(2,275)**	(3,182)	(1,220)	**(3,495)**	(6,012)	(12,830)
Profit for the period		**5,941**	8,318	3,106	**9,047**	16,019	31,740
Basic earnings per share (cents)	4	**5.06**	7.30	2.65	**7.71**	14.11	27.87
Diluted earnings per share (cents)	4	**4.98**	6.98	2.61	**7.59**	13.46	26.66

Consolidated statement of recognised income and expense
for the period ended 1 July 2007

	Q2 2007	Q2 2006	Q1 2007	H1 2007	H1 2006	Year ended 31 Dec 2006
Actuarial gain / (loss) on net defined benefit obligations	**2,458**	1,055	2,104	**4,562**	2,506	(1,553)
Deferred tax on net defined benefit obligations recognised in equity	**(803)**	(157)	(617)	**(1,420)**	(569)	762
Foreign exchange translation differences on net defined benefit obligations	**(202)**	(530)	(47)	**(249)**	(605)	(989)
Net income / (expense) recognised directly in equity	**1,453**	368	1,440	**2,893**	1,332	(1,780)
Profit for the period	**5,941**	8,318	3,106	**9,047**	16,019	31,740
Total recognised income and expense for the period	**7,394**	8,686	4,546	**11,940**	17,351	29,960

* The review undertaken by KPMG Audit Plc and reported upon in page 16 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Consolidated balance sheet
as at 1 July 2007

	As at 1 Jul 2007* (Unaudited) $'000	As at 1 Apr 2007 (Unaudited) $'000	As at 31 Dec 2006 (Audited) $'000	As at 2 Jul 2006 (Unaudited) $'000
Assets				
Property, plant and equipment	**32,942**	30,629	31,439	31,076
Intangible assets	**6,978**	6,089	1,091	624
Deferred tax assets	**1,897**	3,318	3,330	10,700
Total non-current assets	**41,817**	40,036	35,860	42,400
Inventories	**23,920**	20,492	22,336	24,693
Trade and other receivables	**30,569**	24,871	25,107	28,923
Short-term deposits	**68,398**	67,012	52,348	35,849
Cash and cash equivalents	**42,716**	36,283	47,077	40,839
Total current assets	**165,603**	148,658	146,868	130,304
Total assets	**207,420**	188,694	182,728	172,704
Equity				
Issued capital	**197**	196	196	190
Share premium account	**57,021**	56,445	55,823	51,847
Capital redemption reserve	**497**	497	497	497
Retained earnings	**110,370**	101,228	104,475	92,457
Total equity attributable to equity holders of the parent	**168,085**	158,366	160,991	144,991
Liabilities				
Employee benefits	**6,225**	8,344	10,257	5,487
Trade and other payables	**550**	470	-	-
Total non-current liabilities	**6,775**	8,814	10,257	5,487
Income tax payable	**3,536**	1,143	193	4,915
Trade and other payables	**29,024**	20,371	11,287	17,311
Total current liabilities	**32,560**	21,514	11,480	22,226
Total liabilities	**39,335**	30,328	21,737	27,713
Total equity and liabilities	**207,420**	188,694	182,728	172,704

* The review undertaken by KPMG Audit Plc and reported upon in page 16 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Consolidated statement of cash flows

for the period ended 1 July 2007

	Q2 2007 Period from 2 Apr 2007 to 1 Jul 2007 (Unaudited) $'000	Q2 2006 Period from 3 Apr 2006 to 2 Jul 2006 (Unaudited) $'000	Q1 2007 Period from 1 Jan 2007 to 1 Apr 2007 (Unaudited) $'000	**H1 2007* Period from 1 Jan 2007 to 1 Jul 2007 (Unaudited) $'000**	H1 2006 Period from 1 Jan 2006 to 2 Jul 2006 (Unaudited) $'000	Year ended 31 Dec 2006 (Audited) $'000
Cash flows from operating activities						
Profit for the period	**5,941**	8,318	3,106	**9,047**	16,019	31,740
Adjustments for:						
Depreciation and amortisation	**2,032**	1,658	1,991	**4,023**	3,166	6,792
Foreign exchange losses / (gains)	**185**	(185)	63	**248**	(198)	34
Net financing income	**(1,142)**	(636)	(1,142)	**(2,284)**	(1,424)	(3,433)
Equity-settled share-based payment expenses	**1,853**	1,069	1,729	**3,582**	1,668	3,331
Income tax expense	**2,275**	3,182	1,220	**3,495**	6,012	12,830
Operating profit before changes in working capital	**11,144**	13,406	6,967	**18,111**	25,243	51,294
(Increase) / decrease in inventories	**(3,428)**	1,321	1,844	**(1,584)**	(8,769)	(6,412)
(Increase) / decrease in trade and other receivables	**(5,245)**	(3,938)	651	**(4,594)**	5,788	9,770
Increase / (decrease) in trade and other payables	**4,859**	(3,285)	7,867	**12,726**	(8,072)	(13,804)
Increase in provisions and employee benefits	**53**	69	61	**114**	125	280
Cash generated from the operations	**7,383**	7,573	17,390	**24,773**	14,315	41,128
Income taxes (paid) / received	**(6)**	-	(560)	**(566)**	1,177	(2,657)
Net cash inflow from operating activities	**7,377**	7,573	16,830	**24,207**	15,492	38,471

Consolidated statement of cash flows continued
for the period ended 1 July 2007

	Q2 2007 $'000	Q2 2006 $'000	Q1 2007 $'000	H1 2007* $'000	H1 2006 $'000	Year ended 31 Dec 2006 $'000
Cash flows from investing activities						
Interest received	**794**	808	820	**1,614**	1,417	3,342
Acquisition of property, plant and equipment and intangible assets	**(794)**	(2,180)	(1,252)	**(2,046)**	(3,803)	(8,539)
Acquisition of subsidiary, net of cash acquired	**-**	-	(3,243)	**(3,243)**	-	-
Amounts (placed on) / withdrawn from short-term deposits	**(1,386)**	15,226	(14,664)	**(16,050)**	3,991	(12,508)
Net cash (outflow) / inflow from investing activities	**(1,386)**	13,854	(18,339)	**(19,725)**	1,605	(17,705)
Cash flows from financing activities						
Proceeds from the issue of share capital	**577**	440	622	**1,199**	1,312	5,294
Net purchase of own shares held under trust	**-**	-	(9,828)	**(9,828)**	(2,360)	(3,626)
Interest paid	**(14)**	(316)	(10)	**(24)**	(675)	(693)
Repayment of borrowings and finance lease liabilities	**-**	(15,374)	-	**-**	(15,813)	(15,813)
Net cash inflow / (outflow) from financing activities	**563**	(15,250)	(9,216)	**(8,653)**	(17,536)	(14,838)
Net increase / (decrease) in cash and cash equivalents	**6,554**	6,177	(10,725)	**(4,171)**	(439)	5,928
Cash and cash equivalents at start of period	**36,283**	34,524	47,077	**47,077**	41,135	41,135
Effect of exchange rate fluctuations on cash held	**(121)**	138	(69)	**(190)**	143	14
Cash and cash equivalents at end of period	**42,716**	40,839	36,283	**42,716**	40,839	47,077
Cash and cash equivalents at end of period	**42,716**	40,839	36,283	**42,716**	40,839	47,077
Short-term deposits at end of period	**68,398**	35,849	67,012	**68,398**	35,849	52,348
Total cash and short-term deposits at end of period	**111,114**	76,688	103,295	**111,114**	76,688	99,425

* The review undertaken by KPMG Audit Plc and reported upon in page 16 covers the financial information for the half year ended 1 July 2007 but not the quarterly information.

Notes (forming part of the interim report)

1. Accounting policies – basis of preparation

Wolfson Microelectronics plc (the "Company") is a company domiciled in Scotland. This interim report contains the financial information of the Company and its subsidiaries (together referred to as the "Group") for the twenty-six and thirteen week periods ended 1 July 2007. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The interim report was authorised for issue by the directors on 23 July 2007.

The financial information is prepared on the historical cost basis and is presented in United States Dollars, rounded to the nearest thousand.

The figures for the financial year ended 31 December 2006 are not the company's statutory accounts for that financial year. The statutory accounts for the year ended 31 December 2006, which were prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 December 2006.

2. Segment reporting

The primary format, business segments, is based on the Group's management and internal reporting structure. The Group is organised into three main business segments: consumer audio products, digital imaging applications and portable applications.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

2. Segment reporting continued

	Q2 2007 Period from 2 Apr 2007 to 1 Jul 2007 $'000	Q2 2006 Period from 3 Apr 2006 to 2 Jul 2006 $'000	Q1 2007 Period from 1 Jan 2007 to 1 Apr 2007 $'000	H1 2007 Period from 1 Jan 2007 to 1 Jul 2007 $'000	H1 2006 Period from 1 Jan 2006 to 2 Jul 2006 $'000	Year ended 31 Dec 2006 $'000
Segment revenue:						
Consumer	**9,531**	7,774	6,689	**16,220**	15,931	31,408
Imaging	**4,840**	6,196	4,731	**9,571**	11,766	21,880
Portable	**35,087**	33,708	28,744	**63,831**	65,879	150,845
Total revenue for the period	**49,458**	47,678	40,164	**89,622**	93,576	204,133
Contribution						
Consumer	**2,406**	1,396	730	**3,136**	3,112	5,146
Imaging	**2,355**	2,520	2,602	**4,957**	5,183	9,793
Portable	**15,555**	15,586	12,514	**28,069**	30,249	66,753
	20,316	19,502	15,846	**36,162**	38,544	81,692
Corporate expenses	**(13,242)**	(8,638)	(12,662)	**(25,904)**	(17,937)	(40,555)
Operating profit	**7,074**	10,864	3,184	**10,258**	20,607	41,137

3. Income tax expense

The income tax expense for the period ended 1 July 2007 reflects the estimated total effective rate on profit before taxation for the Group of approximately 28% for the year ending 30 December 2007.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

Notes (forming part of the interim report) continued

4. Earnings per share

	Q2 2007 Period from 2 Apr 2007 to 1 Jul 2007 $'000	Q2 2006 Period from 3 Apr 2006 to 2 Jul 2006 $'000	Q1 2007 Period from 1 Jan 2007 to 1 Apr 2007 $'000	H1 2007 Period from 1 Jan 2007 to 1 Jul 2007 $'000	H1 2006 Period from 1 Jan 2006 to 2 Jul 2006 $'000	Year ended 31 Dec 2006 $'000
Profit for the period attributable to ordinary shareholders (basic and diluted)	**5,941**	8,318	3,106	**9,047**	16,019	31,740
	cents	cents	cents	**cents**	cents	cents
Basic earnings per share	**5.06**	7.30	2.65	**7.71**	14.11	27.67
Diluted earnings per share	**4.98**	6.98	2.61	**7.59**	13.46	26.66

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	Q2 2007 Period from 2 Apr 2007 to 1 Jul 2007 No. of shares	Q2 2006 Period from 3 Apr 2006 to 2 Jul 2006 No. of shares	Q1 2007 Period from 1 Jan 2007 to 1 Apr 2007 No. of shares	H1 2007 Period from 1 Jan 2007 to 1 Jul 2007 No. of shares	H1 2006 Period from 1 Jan 2006 to 2 Jul 2006 No. of shares	Year ended 31 Dec 2006 No. of shares
Issued ordinary shares at start of period	**117,307,786**	113,733,652	117,082,873	**117,082,873**	112,414,560	112,414,560
Effect of shares issued during the period from exercise of employee share options	**178,525**	280,874	90,256	**246,638**	1,149,604	2,296,641
Weighted average number of ordinary shares at end of period – for basic earnings per share	**117,486,311**	114,014,526	117,173,129	**117,329,511**	113,564,164	114,711,201
Effect of share options in issue	**1,714,912**	5,137,780	1,940,473	**1,845,867**	5,414,340	4,358,400
Weighted average number of ordinary shares at end of period – for diluted earnings per share	**119,201,223**	119,152,306	119,113,602	**119,175,378**	118,978,504	119,069,601

5. Reconciliation of movement in capital and reserves

	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Retained earnings $'000	Total equity $'000
Balance at 1 January 2007	196	55,823	497	104,475	160,991
Total recognised income and expense	-	-	-	11,940	11,940
Equity settled transactions, including tax effect	-	-	-	3,783	3,783
Share options exercised by employees	1	1,198	-	-	1,199
Company shares acquired by trusts	-	-	-	(9,828)	(9,828)
Balance at 1 July 2007	**197**	**57,021**	**497**	**110,370**	**168,085**

6. Explanation of increase in Overheads

	H1 2007 v H1 2006 $ million
Total overheads for the period 1 January 2006 to 2 July 2006	27.3
Increase due to inflation	0.8
Exchange rate impact	2.3
Increase in head count and related staff costs	4.8
Increase in IFRS2 share-based payment expense	1.9
Total overheads for the period 1 January 2007 to 1 July 2007	**37.1**

Independent review report to Wolfson Microelectronics plc

Introduction

We have been instructed by the company to review the financial information for the twenty six weeks ended 1 July 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty six weeks ended 1 July 2007.

KPMG Audit Plc

Chartered Accountants
Edinburgh

23 July 2007

Advisers

Registered number

SC089839

Principal Bankers

The Royal Bank of Scotland plc

36 St Andrew Square
Edinburgh
EH2 2YB

Auditors

KPMG Audit Plc

Saltire Court
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Legal Advisers

Heller Ehrman (Europe) LLP

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London
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Lloyds TSB Registrars

The Causeway
Worthing
West Sussex
BN99 6DA

Lloyds TSB Registrars offer a portfolio service which gives shareholders online access to information on their investments including balance movements and indicative share prices. See **www.shareview.co.uk** for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Lloyds TSB Registrars. At the time of printing, commission on internet dealing is 0.5% with a minimum charge of £15.00. The maximum online trade size is £25,000 for sales and £20,000 for purchases. Commission on telephone dealing is 1% on trade sizes of up to £50,000 and 0.2% on any balance over £50,000 with a minimum charge of £25.00.

For internet sales, log on to **www.shareview.co.uk/dealing**
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Contact details

Europe (Registered Office)

Wolfson Microelectronics plc

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 131 272 7000
Fax: +44 131 272 7001

Japan

Wolfson Microelectronics plc

23F Sky Building
2-19-12 Takashima
Nishi-ku
Yokohama 220-0011
Japan

North America

Wolfson Microelectronics, Inc.

16875 West Bernardo Drive
Suite 280
San Diego
CA 92127
USA

Asia Pacific

Wolfson Microelectronics plc

2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

eNews

Wolfson's Making Waves eNewsletter will keep you up-to-date with our latest product news, application tools and events. Registering for this service is easy at **www.wolfsonmicro.com/enews**

www.wolfsonmicro.com

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END

FI-IR-0004-08/07